EXHIBIT 23(a)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to The Timken Company Savings and Investment Pension Plan (formerly known as The Timken Company – Latrobe Steel Company Savings and Investment Pension Plan) of The Timken Company of our reports (a) dated February 17, 2012, with respect to the consolidated financial statements and schedule of The Timken Company, and the effectiveness of internal control over financial reporting of The Timken Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, and (b) dated June 28, 2011, with respect to the financial statements and schedule of The Timken Company Savings and Investment Pension Plan included in the Plan’s Annual Report (Form 11-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

February 17, 2012